SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28941; File No. 812-13656]

Morgan Stanley Investment Management Inc., et al.; Notice of Application

October 6, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to sections 6(c) and 17(b) of the

Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act and

pursuant to section 17(d) of the Act and rule 17d-1 under the Act permitting certain transactions.

Summary of the Application: Applicants request an order that would permit (1) registered

investment companies for which certain affiliates of Morgan Stanley ("Morgan Stanley") act as

an adviser to engage in certain securities transactions with certain affiliates of Citigroup Inc.

("Citigroup") and (2) registered investment companies for which certain affiliates of Citigroup

act as an adviser to engage in certain securities transactions with certain affiliates of Morgan

Stanley.

Applicants: Morgan Stanley Investment Management Inc., Morgan Stanley Investment Advisors

Inc., Van Kampen Asset Management (each, an "MS Adviser"), Morgan Stanley & Co.

Incorporated ("MS & Co."), Morgan Stanley Balanced Fund, Morgan Stanley U.S. Government

Money Market Trust, Morgan Stanley Dividend Growth Securities Inc., Morgan Stanley Natural

Resource Development Securities Inc., Morgan Stanley Special Growth Fund, Morgan Stanley

Global Dividend Growth Securities, Morgan Stanley Limited Term Municipal Trust, Morgan

Stanley Technology Fund, Morgan Stanley Small-Mid Special Value Fund, Morgan Stanley Global

Advantage Fund, Morgan Stanley Limited Duration U.S. Government Trust, Active Assets

California Tax-Free Trust, Active Assets Government Securities Trust, Active Assets Institutional

Government Securities Trust, Active Assets Institutional Money Trust, Active Assets Money Trust,

Active Assets Tax-Free Trust, Morgan Stanley Equally-Weighted S&P 500 Fund, Morgan Stanley Series Funds, Morgan Stanley Health Sciences Trust, Morgan Stanley Special Value Fund, Morgan Stanley Strategist Fund, Morgan Stanley High Yield Securities Inc., Morgan Stanley International Value Equity Fund, Morgan Stanley Liquid Asset Fund Inc., Morgan Stanley Mid-Cap Value Fund, Morgan Stanley S&P 500 Index Fund, Morgan Stanley Convertible Securities Trust, Morgan Stanley Fundamental Value Fund, Morgan Stanley Mid Cap Growth Fund, Morgan Stanley Prime Income Trust, Morgan Stanley Value Fund, Morgan Stanley European Equity Fund Inc., Morgan Stanley Flexible Income Trust, Morgan Stanley International Fund, Morgan Stanley Mortgage Securities Trust, Morgan Stanley Pacific Growth Fund Inc., Morgan Stanley Capital Opportunities Trust, Morgan Stanley Real Estate Fund, Morgan Stanley California Tax-Free Daily Income Trust, Morgan Stanley California Tax-Free Income Fund, Morgan Stanley Focus Growth Fund, Morgan Stanley FX Series Funds, Morgan Stanley New York Municipal Money Market Trust, Morgan Stanley New York Tax-Free Income Fund, Morgan Stanley Select Dimensions Investment Series, Morgan Stanley Tax-Exempt Securities Trust, Morgan Stanley Tax-Free Daily Income Trust, Morgan Stanley U.S. Government Securities Trust, Morgan Stanley Global Infrastructure Fund, Morgan Stanley Variable Investment Series, Morgan Stanley Municipal Income Opportunities Trust II, Morgan Stanley Municipal Income Opportunities Trust III, Morgan Stanley Municipal Income Opportunities Trust, Morgan Stanley Municipal Premium Income Trust, Morgan Stanley Income Securities Inc., Morgan Stanley California Insured Municipal Income Trust, Morgan Stanley California Quality Municipal Securities, Morgan Stanley Insured California Municipal Securities, Morgan Stanley Insured Municipal Bond Trust, Morgan Stanley Insured Municipal Income Trust, Morgan Stanley Insured Municipal Securities, Morgan Stanley Insured Municipal Trust, Morgan Stanley New York Quality Municipal Securities, Morgan Stanley Quality Municipal Income Trust, Morgan Stanley Quality Municipal Investment Trust, Morgan Stanley Quality

Municipal Securities, Morgan Stanley Institutional Fund Trust, Morgan Stanley Institutional Liquidity Funds, Morgan Stanley Institutional Fund, Inc., The Universal Institutional Funds, Inc., Morgan Stanley Emerging Markets Domestic Debt Fund, Inc., The Turkish Investment Fund, Inc., Morgan Stanley Asia-Pacific Fund, Inc., Morgan Stanley China "A" Share Fund, Inc., Morgan Stanley Eastern Europe Fund, Inc., Morgan Stanley Emerging Markets Debt Fund, Inc., Morgan Stanley Emerging Markets Fund, Inc., Morgan Stanley Global Opportunity Bond Fund, Inc., Morgan Stanley High Yield Fund, Inc., Morgan Stanley India Investment Fund, Inc., Morgan Stanley Frontier Emerging Markets Fund, Inc., The Latin American Discovery Fund, Inc., The Malaysia Fund, Inc., The Thai Fund, Inc., Van Kampen Equity Trust, Van Kampen Money Market Fund, Van Kampen Capital Growth Fund, Van Kampen Tax Free Money Fund, Van Kampen Series Fund, Inc., Van Kampen Senior Loan Fund, Van Kampen Corporate Bond Fund, Van Kampen Equity Trust II, Van Kampen High Yield Fund, Van Kampen Trust, Van Kampen Partners Trust, Van Kampen Retirement Strategy Trust, Van Kampen Government Securities Fund, Van Kampen Pennsylvania Tax Free Income Fund, Van Kampen Tax Free Trust, Van Kampen Trust II, Van Kampen Growth and Income Fund, Van Kampen Tax-Exempt Trust, Van Kampen Comstock Fund, Van Kampen Enterprise Fund, Van Kampen Equity and Income Fund, Van Kampen Exchange Fund, Van Kampen Harbor Fund, Van Kampen Life Investment Trust, Van Kampen Limited Duration Fund, Van Kampen Real Estate Securities Fund, Van Kampen U.S. Government Trust, Van Kampen Senior Income Trust, Van Kampen Advantage Municipal Income Trust II, Van Kampen California Value Municipal Income Trust, Van Kampen Dynamic Credit Opportunities Fund, Van Kampen Massachusetts Value Municipal Income Trust, Van Kampen Municipal Opportunity Trust, Van Kampen Municipal Trust, Van Kampen Ohio Quality Municipal Trust, Van Kampen Pennsylvania Value Municipal Income Trust, Van Kampen Select Sector Municipal Trust, Van Kampen Trust for Insured Municipals, Van Kampen Trust for Investment

Grade Municipals, Van Kampen Trust for Investment Grade New Jersey Municipals, Van Kampen Trust for Investment Grade New York Municipals, Van Kampen Bond Fund, Van Kampen High Income Trust II (each, an "MS Fund"), Citigroup Alternative Investments LLC (the "Citi Adviser," and, together with the MS Advisers, the "Advisers"), Citigroup Global Markets Inc. ("CGMI"), Citigroup Global Markets Limited, Citigroup Financial Products, Inc., Citibank, N.A., Citibank Canada, Citibank International plc, and LMP Corporate Loan Fund Inc. (the "LMP Fund").

Filing Dates: The application was filed on May 4, 2009 and amended on June 16, 2009 and August 10, 2009. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 28, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090. Applicants, Stefanie V. Chang Yu, Esq., Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York, 10036 and Marianna Maffucci, Citigroup Global Markets Inc., 388 Greenwich Street, 17th Floor, New York, New York, 10013.

<u>For Further Information Contact</u>: Jill Ehrlich, Attorney Adviser, at (202) 551-6819 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Each of the MS Funds and the LMP Fund (together, the "Funds") is an open-end or closed-end management investment company registered under the Act and is organized as a statutory trust, business trust, corporation, or limited partnership under the laws of Delaware, Maryland, Massachusetts, Pennsylvania, or California. The MS Funds and the LMP Fund have a variety of investment objectives, but each may to a greater or lesser degree invest a portion of its assets in fixed-income securities. The fixed-income securities in which the Funds may invest include, but are not limited to, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues and syndicated loans (including assignments thereof and participations therein), each as the Funds' respective investment policies allow.

2.   The MS Advisers are direct or indirect wholly-owned subsidiaries of Morgan Stanley, a Delaware corporation. Each MS Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The MS Advisers act as investment advisers to each of the MS Funds and may supervise one or more affiliated or unaffiliated sub-advisers with respect to certain MS Funds.

3.   The Citi Adviser is an indirect wholly-owned subsidiary of Citigroup, a Delaware corporation. The Citi Adviser is registered as an investment adviser under the Advisers Act. The Citi Adviser acts as investment sub-adviser to the LMP Fund and may act in the future as adviser to other registered investment companies.

4.   MS & Co., a Delaware corporation, is a wholly-owned subsidiary of Morgan Stanley. CGMI, a New York corporation, is an indirect wholly-owned subsidiary of Citigroup. In addition, Citibank, N.A., Citibank Canada, Citibank International plc, Citigroup Global Markets Limited and Citigroup Financial Products Inc. are each wholly-owned subsidiaries (directly or indirectly) of Citigroup (these entities, or their affiliates, together with CGMI, the "Citi Trading Entity"). Each of MS & Co. (or its affiliates, together, the "MS Trading Entity") and the Citi Trading Entity (together with the MS Trading Entity, the "Trading Entities") is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934.

5.   On January 13, 2009, Morgan Stanley and Citigroup entered into a joint venture contribution and formation agreement (the "JV Agreement") to create Morgan Stanley Smith Barney Holdings LLC ("MSSB" or the "Joint Venture"), a Delaware limited liability company of which the equity capitalization consists solely of one class of common membership interests (the "Interests"). MSSB is a holding company and the sole member of Morgan Stanley Smith Barney LLC, which conducts most of the Joint Venture's domestic operations as a dual-registered broker-dealer and investment adviser. On June 1, 2009, the Joint Venture closed in accordance with the terms of the JV Agreement.

6.   Pursuant to the terms of the JV Agreement, Morgan Stanley contributed to the Joint Venture its global wealth management (retail brokerage) and private wealth management businesses (the "MS Contributed Businesses") (together with all contracts, employees, property licenses and other assets and liabilities). Citigroup contributed to the Joint Venture its retail

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brokerage and futures business operated under the name "Smith Barney" in the United States and Australia and operated under the name "Quilter" in the United Kingdom, Ireland, and the Channel Islands (the "Citi Contributed Businesses") (together with all contracts, employees, property licenses and other assets and liabilities). Morgan Stanley now owns indirectly through subsidiaries 51% of the Interests, and Citigroup owns indirectly through CGMI 49% of the Interests. In addition, under the JV Agreement, Morgan Stanley has the option to purchase an additional 14% of the Interests following the third anniversary of the closing, an additional 15% of the Interests after the fourth anniversary, and any remaining Interests held by Citigroup after the fifth anniversary.

7.   MSSB provides retail brokerage and a variety of wealth management services, including as an investment adviser, insurance broker, insurance agency and futures broker. MSSB conducts its own businesses, operating separately from the non-MSSB business units of Citigroup and Morgan Stanley (although they may perform certain functions, such as clearing, for MSSB for a certain period of time following the closing of the Joint Venture). Citigroup and Morgan Stanley have preserved their distinct brands and continue to offer independently a wide range of financial services. Citigroup has no interest in, and will not control (within the meaning of section 2(a)(9) of the Act) directly or indirectly, Morgan Stanley, the MS Advisers, or any other Morgan Stanley entity that is not a MS Contributed Business (together with the MS Advisers, the "MS Entities"). Morgan Stanley has no interest in, and will not control (within the meaning of section 2(a)(9) of the Act) directly or indirectly, Citigroup, the Citi Adviser, or any other Citigroup entity that is not a Citi Contributed Business (together with the Citi Adviser, the "Citi Entities").

8.   MSSB is governed by a newly formed board of directors controlled by Morgan Stanley ("MSSB Board"). Currently, the MSSB Board consists of four Morgan Stanley

designees and two Citigroup designees (as long as Citigroup owns 10% or more of the Interests)

and the president of MSSB. All matters with regard to MSSB generally will be determined by a

majority vote of the MSSB Board, although the Joint Venture also includes certain other

specified governance and approval rights.[1] Approval of Citigroup is required for amendment to

MSSB's limited liability company agreement, as long as Citigroup owns at least 20% of the

Interests; thereafter, Citigroup's approval will be required only as to certain specified matters.

Citigroup also may put its Interests to Morgan Stanley, in the event of a change of control of

Morgan Stanley or after the sixth anniversary of the closing of the Joint Venture transaction if

Morgan Stanley has exercised its first two call rights.

      9.   Subsequent to the closing of the Joint Venture, the Citi Trading Entity and the MS

Advisers (and the MS Trading Entity and the Citi Adviser) continue to operate as separate,

independent businesses.[2] Applicants state that the Funds and their investors are protected from

any undue influence, among other things, by the substantial separation and independent

operation of the Trading Entities from each other and from MSSB. Applicants state that none of

the Funds will engage in portfolio transactions with MSSB. In addition, applicants state that

each of the Advisers has adopted confidentiality policies designed to limit the unnecessary flow

of information about client holdings and transactions. Such policies have been extended to

prevent unnecessary information sharing between MSSB and each of the MS Advisers and the

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[1] These rights require the approval of Morgan Stanley and, for so long as Citigroup owns at least 20% of MSSB, of Citigroup, with respect to certain specified major decisions, including (but not limited to), generally: (a) any merger, liquidation or sale of MSSB; (b) any acquisition or disposition of a business representing more than 20% of assets or revenues; (c) related party transactions other than those conducted (i) at arm's length and (ii) in the ordinary course of business (Citigroup may dispute either (i) or (ii)); (d) issuance, repurchase or redemption of equity securities except in certain circumstances; (e) removal or replacement of the president of MSSB or certain other officers; (f) entry into new business lines in certain circumstances; and (g) certain bankruptcy and tax events.

[2] No director, officer or employee of the MS Funds or the MS Advisers also is or will be a director, officer or employee of the Citi Trading Entity. No director, officer or employee of the Citi Funds or the Citi Adviser also is or will be a director, officer or employee of the MS Trading Entity. As noted above, each of Citigroup and Morgan Stanley has the right to designate members of the MSSB Board. Currently, the chairman of MSSB is the co-president of Morgan Stanley.

Citi Adviser. For example, information regarding investment advisory and portfolio execution matters relating to the MS Funds and the Citi Funds are considered by the MS Advisers and the Citi Adviser, respectively, as information that may not be communicated outside of such Adviser except as necessary (e.g., to a potential executing broker or dealer on an actual trade), including to MSSB. Additionally, "information barriers" are in place to prevent the dissemination of confidential information between the MS Advisers and other MS Entities and between the Citi Adviser and other Citi Entities, respectively. The separation of the entities is required to be maintained by the "Structural Conditions" proposed by the applicants, including that the Citi Trading Entity and the MS Advisers (and the MS Trading Entity and the Citi Adviser) will continue to have separate ownership, officers and employees, will continue to be separately capitalized, and will maintain separate books and records and physically separate offices. Accordingly, applicants submit that neither the Citi Trading Entity nor the MS Trading Entity will be in a position to cause any Securities Transaction (as defined below) by the MS Funds or the Citi Funds (as defined below), respectively.

10.   Applicants state that, because of consolidation in the financial services industry, combined with an increase in industry assets, a few major broker-dealers account for a large percentage of the market share in connection with trading in various asset classes. For example, applicants state that the Citi Trading Entity can be responsible for more than 10% of the dollar trading volume of primary offerings and more than 20% of the dollar trading volume of secondary market trading in certain types of fixed income securities. Applicants state that the decline in the number of broker-dealers and banks trading in the securities in which the Funds seek to invest and the increasing importance of the few remaining institutions have increased the importance to the Funds of their relationships with such entities, including the Citi Trading

Entity or the MS Trading Entity, as applicable. Applicants note, for example, that certain MS

Funds have used the Citi Trading Entity for more than 20% of their dollar trading volume in

certain types of fixed-income securities. Applicants assert that the inability of the MS Funds and

the Citi Funds to execute Securities Transactions involving the Citi Trading Entity and the MS

Trading Entity, respectively (solely as a result of Citigroup's and Morgan Stanley's direct or

indirect interest in MSSB), would significantly limit the universe of securities broker-dealers and

banks available to the Funds, the universe of underwritings in which the Funds may participate,

and the level and number of Securities Transactions in which the Funds may engage. Applicants

submit that, as a result, the ability of the Funds to obtain the pricing, terms and quality of service

available from a major dealer would be materially limited, which may harm the Funds by

preventing them from obtaining best execution.

11. Applicants request an order ("Order"), pursuant to sections 6(c) and 17(b) of the Act

exempting Securities Transactions entered into in the ordinary course of business by a MS Fund

involving the Citi Trading Entity and by a Citi Fund involving the MS Trading Entity, under the

circumstances described in the application, from the provisions of sections 17(a) of the Act, and

pursuant to section 17(d) of the Act and rule 17d-1 under the Act permitting the Securities

Transactions described below.[3] The Order would apply only where the Citi Trading Entity is

deemed to be an affiliated person of an affiliated person ("second-tier affiliate") of a MS Fund,

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[3] Applicants seek to extend the Order requested to: (a) any open-end or closed-end investment company registered under the Act, whether now existing or organized in the future, that is advised by any Adviser or by any existing or future investment adviser controlling, controlled by or under common control with Morgan Stanley or Citigroup other than MSSB (such funds, when advised by a Citigroup entity, are hereafter referred to together with the LMP Fund as the "Citi Funds" and, together with the MS Funds are included in the term "Funds"); (b) the Advisers and any existing or future investment adviser controlling, controlled by or under common control with Morgan Stanley or Citigroup other than MSSB; and (c) the Trading Entities and any existing or future entity controlling, controlled by or under common control with Citigroup or Morgan Stanley other than MSSB, provided that any entity that relies on the Order complies with the terms and conditions set forth in the application as though it were an applicant.

or the MS Trading Entity is deemed to be a second-tier affiliate of a Citi Fund, solely because of

Citigroup's and Morgan Stanley's direct or indirect ownership interest in MSSB.[4]

12. The "Securities Transactions" that are the subject of the Order are: (a) primary and

secondary market transactions in fixed-income securities executed on a principal basis between

the MS Funds and the Citi Trading Entity and between the Citi Funds and the MS Trading

Entity[5] and (b) the following types of transactions in which the Citi Trading Entity or the MS

Trading Entity and the MS Funds or the Citi Funds, respectively, might each participate jointly

or have a joint interest (referred to as "Joint Transactions"): (i) tender option bond trust

structures involving municipal bonds; (ii) asset-backed securities ("ABS") or mortgage-backed

securities ("MBS") transactions; (iii) syndicated loan transactions; and (iv) investments in the

same company.

Applicants' Legal Analysis:

1. Section 17(a) of the Act, among other things, prohibits an affiliated person of a

registered investment company, or any affiliated person of such a person, acting as principal,

from selling to or purchasing from such registered company any security or other property and

from borrowing money or other property from such investment company. Section 17(b) of the

Act authorizes the Commission to exempt a transaction from section 17(a) of the Act if evidence

establishes that the terms of the proposed transaction, including the consideration to be paid or

received, are reasonable and fair and do not involve overreaching on the part of any person

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[4] The relief sought would not apply if the transactions would be restricted by section 17 and rule 17d-1 because a Trading Entity is a principal underwriter or promoter of a Fund. No Fund advised or promoted by MSSB, or for which MSSB acts as principal underwriter, would be covered by the Order. MSSB may, however, act as principal underwriter for new closed-end MS Funds or Citi Funds; such role will cease at the time the syndicate terminates and prior to any transactions by such MS Fund involving the Citi Trading Entity or by such Citi Fund involving the MS Trading Entity. In addition, the proposed Order will not apply to transactions between the MS Funds and any Morgan Stanley controlled entity or to transactions between the Citi Funds and any Citigroup controlled entity.

[5] "Fixed-income securities" for purposes of the Order include interests in syndicated loans (including loans made directly as a syndicate member, or the acquisition of a loan interest in the form of an assignment or participation), as well as convertible bonds and convertible preferred stock.

concerned and the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

2.   Section 17(d) of the Act and rule 17d-1 thereunder prohibit any affiliated person of or principal underwriter for a registered investment company or any second-tier affiliate, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates, unless an application regarding the joint transaction has been filed with the Commission and granted by order. Rule 17d-1 provides that, in passing upon an application for such an order, the Commission will consider whether the participation of a registered investment company in a joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

3.   Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act.

4.   Section 2(a)(3) of the Act defines "affiliated person" of another person to include: (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; and (c) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

5.   Applicants state that, as a result of the Joint Venture, the Citi Trading Entity would arguably become a second-tier affiliate of the MS Funds (and the MS Trading Entity a second-tier affiliate of the Citi Funds) within the meaning of section 2(a)(3) of the Act. Applicants state that, if the MS Funds are assumed to be under the control of the MS Advisers, and Morgan Stanley also controls MSSB, then MSSB and the MS Funds are affiliated persons ("first-tier affiliates") by virtue of being under common control. Applicants further state that the Citi Trading Entity also could be viewed as a first-tier affiliate of MSSB, and a second-tier affiliate of the MS Funds, because of CGMI's ownership of more than five percent of the voting securities of MSSB and its control of MSSB. Applicants represent that the affiliation analysis would be generally the same with respect to the Citi Funds and the MS Trading Entity. Applicants submit that, due to their second-tier affiliation, any Securities Transaction by the MS Funds involving the Citi Trading Entity, and by the Citi Funds involving the MS Trading Entity, would be subject to section 17(a) of the Act where it constitutes a principal transaction between them, and for Joint Transactions, section 17(d) of the Act and rule 17d-1 thereunder.

6.   Applicants submit that the primary purpose of section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company's shareholders. Similarly, applicants submit that section 17(d) and rule 17d-1 were intended to prohibit abuses arising from conflicts of interest where rather than being on opposite sides of a transaction, an investment company and its affiliates share "some element of combination" in a transaction.

7.   Applicants submit that the policies which sections 17(a) and 17(d) of the Act, and rule 17d-1 thereunder, were meant to further are not implicated here because Citigroup and the Citi Trading Entity are not in a position to cause a MS Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the MS Advisers on behalf of the MS

Funds; and, similarly, applicants submit that Morgan Stanley and the MS Trading Entity are not in a position to cause a Citi Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the Citi Adviser on behalf of the Citi Fund. Applicants state that, as a result, no Trading Entity is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into transactions that are not in the best interests of its shareholders.

8. Applicants state that compliance with the "Structural Conditions" set forth below is intended to assure that the MS Advisers and the MS Funds continue to operate independently of, and free of any undue influence by, Citigroup and the Citi Trading Entity and similarly, that the Citi Adviser and the Citi Funds continue to operate independently of, and free of any undue influence by, Morgan Stanley and the MS Trading Entity.

9. Applicants state that compliance with the "Transactional Conditions" set forth below is designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. For example, applicants note that, at the outset, the conditions require each Fund's board of directors, board of trustees or other governing body of such Fund, as applicable (each, a "Board"), including a majority of its disinterested directors or trustees, as applicable ("Necessary Majority"), to approve, and the Fund to implement, procedures governing all Securities Transactions pursuant to the Order. Applicants submit that, pursuant to such procedures, the Securities Transactions will be subject to ongoing review by each Fund's chief compliance officer, and will be reviewed by its Board, including the Necessary Majority, on a quarterly basis. In addition, among other procedures, the relevant Adviser will make a determination that each Securities Transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund's shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price.

10.   Applicants state that the Securities Transactions described in the Application satisfy the standards of sections 6(c) and 17(b). Applicants submit that there is no danger of overreaching or self-dealing by a Trading Entity in connection with a Securities Transaction, and there will be no conflict of interest associated with an Adviser's decision to engage in a Securities Transaction with a Trading Entity on behalf of a Fund. Moreover, applicants state that the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the Trading Entities. Finally, applicants state that permitting the Securities Transactions will be appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Securities Transactions increases the likelihood of a Fund achieving best price and execution in such transactions and results in none of the abuses that the Act was designed to prevent.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

A.   Structural

1.   Citigroup will control none of the MS Advisers or the MS Funds or any principal underwriter for the MS Funds,[6] directly or indirectly, within the meaning of section 2(a)(9) of the Act. The Order will remain in effect only so long as Morgan Stanley, or such other entity not controlling, controlled by or under common control with Citigroup, primarily controls the MS Advisers.

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[6] MSSB may act as principal underwriter with respect to certain newly organized closed-end MS Funds; however, such role will cease at the time the syndicate terminates and prior to any transactions by such MS Funds involving the Citi Trading Entity.

2.　　　Morgan Stanley will control none of the Citi Adviser or the Citi Funds or any principal underwriter for the Citi Funds,[7] directly or indirectly, within the meaning of section 2(a)(9) of the Act. The Order will remain in effect only so long as Citigroup, or such other entity not controlling, controlled by or under common control with Morgan Stanley, primarily controls the Citi Adviser.

3.　　　Citigroup will not directly or indirectly consult with Morgan Stanley, the MS Advisers or any portfolio manager of the MS Advisers concerning securities purchases or sales or the selection of a broker or dealer for any Securities Transaction placed or to be placed on behalf of a MS Fund, or otherwise seek to influence the choice of broker or dealer for any Securities Transaction by a MS Fund other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the Citi Trading Entity, or that existed between the Citi Trading Entity and the MS Advisers prior to consummation of the Joint Venture.

4.　　　Morgan Stanley will not directly or indirectly consult with Citigroup, the Citi Adviser or any portfolio manager of the Citi Adviser concerning securities purchases or sales or the selection of a broker or dealer for any Securities Transaction placed or to be placed on behalf of a Citi Fund, or otherwise seek to influence the choice of broker or dealer for any Securities Transaction by a Citi Fund other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the MS Trading Entity, or that existed between the MS Trading Entity and the Citi Adviser prior to consummation of the Joint Venture.

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[7] MSSB may act as principal underwriter with respect to certain newly organized closed-end Citi Funds; however, such role will cease at the time the syndicate terminates and prior to any transactions by such Citi Funds involving the MS Trading Entity.

5.   No officer, director or employee of MSSB will directly or indirectly seek to influence in any way the terms of any Securities Transaction covered by the Order.

6.   The MS Advisers and the Citi Trading Entity will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees, and physically separate offices. The Citi Trading Entity will adopt and implement policies that prohibit the Citi Trading Entity from (a) linking any approval or action relating to MSSB to any action by any MS Fund, or by any MS Adviser relating to any MS Fund, or (b) using the existence of MSSB as a basis for seeking to persuade any MS Fund or MS Adviser to engage in business with the Citi Trading Entity. The MS Advisers have adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure. Pursuant to these policies, the MS Advisers will designate information regarding investment advisory and portfolio execution matters relating to the MS Funds as information that may not be communicated between MSSB, on one hand, and the MS Advisers, on the other hand, prior to any public disclosure.

7.   The Citi Adviser and the MS Trading Entity will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees, and physically separate offices. The MS Trading Entity will adopt and implement policies that prohibit the MS Trading Entity from (a) linking any approval or action relating to MSSB to any action by any Citi Fund, or by any Citi Adviser relating to any Citi Fund, or (b) using the existence of MSSB as a basis for seeking to persuade any Citi Fund or Citi Adviser to engage in business with the MS Trading Entity. The Citi Adviser has adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure. Pursuant to these policies, the Citi Adviser will designate information regarding investment advisory and portfolio execution matters relating to the Citi Funds as information that may not be communicated between MSSB, on the one hand, and the Citi Adviser, on the other hand, prior to any public disclosure.

8.	Citigroup will not adopt any compensation scheme any component of which is based on (a) a factor that treats the MS Funds differently than unaffiliated counterparties or (b) the amount of business done by the Citi Funds with the MS Trading Entity except to the extent such business might affect indirectly the profits or losses of the Citi Adviser.

9.	Morgan Stanley will not adopt any compensation scheme any component of which is based on (a) a factor that treats the Citi Funds differently than unaffiliated counterparties or (b) the amount of business done by the MS Funds with the Citi Trading Entity except to the extent such business might affect indirectly the profits or losses of the MS Advisers.

10.	The respective legal/compliance departments of the MS Advisers and the Citi Trading Entity, and of the Citi Adviser and the MS Trading Entity, will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the Order comply with its conditions, and that the respective Advisers and Trading Entities maintain an arms-length relationship. The respective compliance departments of the Advisers and Trading Entities will monitor periodically the activities of the Advisers and Trading Entities, respectively, to make certain that the conditions to the Order are met.

B.	Transactional

With respect to each Securities Transaction entered into or effected pursuant to the Order:

1.	Each Fund's Board, including the Necessary Majority, shall approve, and the Fund shall implement, procedures governing all transactions pursuant to the Order and the Fund's Board shall no less frequently than quarterly review all such transactions and receive and review a report of those transactions. Such report, which will be prepared by the Fund's Adviser, and reviewed and approved by the Fund's Chief Compliance Officer, will indicate for each transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of transactions between the relevant Fund and Trading Entity, the reasons for these changes, and a determination that such changes are legitimate.

2.   For each transaction, the MS Advisers will adhere to a "best execution" standard and will consider only the interests of the MS Funds and will not take into account the impact of a MS Fund's investment decision on the Citi Trading Entity or its affiliates. For each transaction, the Citi Adviser will adhere to a "best execution" standard and will consider only the interests of the Citi Funds and will not take into account the impact of a Citi Fund's investment decision on the MS Trading Entity or its affiliates. Before entering into any such transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.

3.   Each Fund will (a) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (b) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Securities Transaction in which the Fund's Adviser knows that both a Trading Entity and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Trading Entity's interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures and conditions set forth herein and in the application.

4.   Except as otherwise provided in 4(a) and 4(b) below, before any secondary market principal transaction is entered into between a Fund and a Trading Entity, the Fund's Adviser must obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for Comparable

Securities[8]) from at least two unaffiliated dealers that are in a position to quote favorable market prices. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of the securities) as is reasonably available to the Adviser, that the price available from the Trading Entity is at least as favorable as that available from other sources.

(a)   With respect to each such transaction involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the exemption, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if quotations are unavailable from two such dealers, only one other competitive quotation is required.

(b)   With respect to each such transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

5.   With respect to securities offered in a primary market underwritten transaction, a Fund will undertake such purchase from the Trading Entity only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from

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[8] The term "Comparable Securities" refers to securities with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchased or sold.

the Trading Entity or other members of the underwriting syndicate in that offering or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).

6.   In the case of an arrangement regarding a tender option bond trust for which a Trading Entity acts as a liquidity provider or remarketing agent and owns an interest (or may own an interest as a result of such capacity):

(a)   where such arrangement was structured prior to the closing of the Joint Venture, the terms of such arrangement will not change after such closing without the approval of the Necessary Majority of the Fund's Board, based on a finding that it is in the best interests of the Fund to continue such arrangement, as proposed to be modified; provided that if the Trading Entity owns the residual interest and a Fund owns the floating rate interest, such Board approval will not be required if: (i) the Fund is eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests; (ii) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder; and (iii) less than 50% of the floating rate interests are owned by Funds (and other discretionary accounts) managed by the Fund's Adviser.

(b)   in the case of such arrangements structured after the closing of the Joint Venture:

(i)   the Necessary Majority of the Fund's Board will adopt procedures designed to assure that it is in the best interests of the Fund to participate in any such arrangements. Such procedures will take into consideration, among other things, the terms of the arrangement, the nature of the respective interests in the trusts that may be held by the Trading Entity and the Funds, and the circumstances under which the Trading Entity may cause termination of the trust and the transfer of the underlying bonds back to the Fund; and

(ii)   where a Trading Entity owns the residual interest and a Fund owns a floating rate interest: (1) the Fund must be eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests; (2) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder; and (3) less than 50% of the floating rate interests must be owned by Funds (and other discretionary accounts) managed by the Fund's Adviser.

(c)   before any such arrangements are entered into pursuant to the exemption, where the Fund holds the residual interest, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated institutions with respect to fees charged by such institutions for acting as liquidity provider or remarketing agent, except that if quotations are unavailable from two such institutions, only one other competitive quotation is required. Any fees paid to the Trading Entity as liquidity provider or remarketing agent will be no greater than the lowest of such quotations, unless the Board finds that such difference is justified by a corresponding difference in the nature of the services provided.

7.   With respect to ABS or MBS that are newly issued by special purpose entities sponsored by a Trading Entity (or an affiliate) under circumstances in which both the following are true: (a) the residual interest in the special purpose entity is owned directly or indirectly by the Trading Entity (or an affiliate); and (b) the Trading Entity (or an affiliate) acts as the servicer of assets, purchases of such securities will be made by a Fund only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the

aggregate, and the Fund participates in each such class on the same terms as other purchasers of that class.

8.   With respect to a syndicated loan facility in which a Fund and a Trading Entity participate in a manner that might otherwise be prohibited by section 17(d) of the Act and rule 17d-1 thereunder: (a) the participation by the Fund and the Trading Entity will involve no coordination between the Fund and the Trading Entity beyond that of a type the Trading Entity engages in with other unaffiliated participants in such facility; (b) the terms of the Fund's participation in the facility (to the extent within the knowledge and control of the Trading Entity) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility; and (c) in the case of the primary syndication of a loan facility where the Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

9.   With respect to situations in which a Fund and a Trading Entity have invested in the same company and that might otherwise be prohibited by section 17(d) of the Act and rule 17d-1 thereunder (other than a syndicated loan transaction, which is subject to condition B.8 above): (a) the Fund's and the Trading Entity's investment will involve no coordination between the Trading Entity and the Fund beyond that of a type the Trading Entity engages in with other unaffiliated investors in such company; and (b) the Fund will participate or invest in a type or class of securities

(e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary